**Exhibit 99.1**

**FOR IMMEDIATE RELEASE**

**Editorial Contact**
Denise Idone
Idone Media Consultants
(631) 472-0342
denise@idonemedia.com

**Investor Contact**
Mary Camarata
Adaptec, Inc.
408-957-1630
mary_camarata@adaptec.com

## ADAPTEC REPORTS FOURTH QUARTER AND FISCAL 2007 RESULTS

Q4 Net Revenue from Continuing Operations:  $51.9 Million

Fiscal Year 2007 Revenue from Continuing Operations: $255.2 Million

MILPITAS, Calif. – May 10, 2007 – Adaptec, Inc. (NASDAQ: ADPT), a global leader in storage solutions, today reported its financial results for the fourth quarter and fiscal year for 2007, which ended on March 31, 2007.

Net revenue from continuing operations for the Company's fourth quarter of fiscal 2007 was $51.9 million, compared with $81.1 million for the fourth quarter of fiscal 2006. Loss from continuing operations, computed on a generally accepted accounting principles (GAAP) basis, for the fourth quarter of fiscal 2007 was ($4.2) million or ($0.04) per share, compared with a loss from continuing operations of ($15.8) million or ($0.14) per share for the fourth quarter of fiscal 2006.

GAAP net loss for the fourth quarter of fiscal 2007 was ($3.3) million or ($0.03) per share, compared with a net loss of ($3.4) million or ($0.03) per share for the fourth quarter of fiscal 2006.

Non-GAAP loss from continuing operations for the fourth quarter of fiscal 2007 was ($2.7) million or ($0.02) per share, compared with a non-GAAP income from continuing operations of $4.0 million or $0.03 per share for the fourth quarter of fiscal 2006.

Net revenues from continuing operations for the Company's fiscal year ended March 31, 2007 were $255.2 million, compared with $344.1 million for the fiscal year ended March 31, 2006. Income from continuing operations, computed on a GAAP basis, for the fiscal year ended March 31, 2007 was $24.8

million or $0.20 per share, compared with a loss from continuing operations of ($135.8) million, or ($1.20) per share, for the fiscal year ended March 31, 2006.

GAAP net income for the fiscal year ended March 31, 2007, was $30.8 million, or $0.25 per share, which includes $61.3 million of discrete tax benefits primarily related to settlements with the IRS, compared with net loss of ($148.4) million, or ($1.31) per share, for the fiscal year ended March 31, 2006, which includes $90.6 million of goodwill impairment.

Non-GAAP loss from continuing operations for the fiscal year ended March 31, 2007, was ($5.9) million, or ($0.05) per share, compared with non-GAAP loss from continuing operations of ($9.0) million, or ($0.08) per share, for the fiscal year ended March 31, 2006.

"While we have demonstrated improved execution on several fronts such as supply chain operations and the development and delivery of new products, we are disappointed with the company's current operating model as well as the near-term outlook which remains challenging, due to the transition from parallel SCSI to serial technologies," said S. "Sundi" Sundaresh, president and CEO of Adaptec. "We believe that by executing on Adaptec's future growth strategy, we will be able to position the company for long term success."

A complete reconciliation between GAAP and non-GAAP information referred to in this release is provided in the attached tables.

**Conference Call**

The Adaptec fourth quarter fiscal 2007 earnings conference call is scheduled for 1:45 p.m. Pacific Time on May 10, 2007. Individuals may participate via webcast by visiting www.adaptec.com/investor 15 minutes prior to the call. A telephone replay of the teleconference will be available through May 24, 2007 by calling (888) 203-1112 in the U.S. or (719) 457-0820 internationally and referencing reservation number 2004568.

**About Adaptec**

Adaptec, Inc. (NASDAQ: **ADPT**) provides trusted storage solutions that reliably move, manage, and protect critical data and digital content. Adaptec's software and hardware-based solutions are delivered through leading Original Equipment Manufacturers (OEMs) and channel partners to provide storage connectivity, data protection, and networked storage to enterprises, government organizations, medium and small businesses worldwide. More information is available at **www.adaptec.com**.

**Safe Harbor Statement**

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements are statements regarding future events or the future performance of Adaptec, and include expectations regarding the effects of the pursuit of the Company's growth strategy. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These risks include: identifying and completing transactions with attractive acquisition targets and challenges inherent in integrating acquired businesses; achieving necessary support from the contract manufacturers to whom we have outsourced manufacturing, assembly and packaging of our products; retaining key management; Adaptec's ability to launch new software products; difficulty in forecasting the volume and timing of customer orders; reduced demand in the server, network storage and desktop computer markets; our target markets' failure to accept, or delay in accepting, network storage and other advanced storage solutions, including our SAS, SATA and iSCSI lines of products; decline in consumer acceptance of our current products; the timing and volume of orders by OEM customers for storage products; our ability to control and manage costs associated with the delivery of new products; and the adverse effects of the intense competition we face in our business. For a more complete discussion of risks related to our business, reference is made to the section titled "Risk Factors" included in our Quarterly Report on Form 10-Q for the Fiscal Quarter ended December 31, 2006, on file with the Securities and Exchange Commission. Adaptec assumes no obligation to update any forward looking information that is included in this release.

Adaptec is a registered trademark in the United States and other countries. Other product and company names are trademarks or registered trademarks of their respective owners.

###

# Adaptec, Inc.
## GAAP Condensed Consolidated Statements of Operations
(unaudited)

| | Three-Month Period Ended | | | Twelve-Month Period Ended | |
| --- | --- | --- | --- | --- | --- |
| | March 31, 2007 | December 31, 2006 | March 31, 2006 | March 31, 2007 | March 31, 2006 |
| | (in thousands, except per share amounts) | | | | |
| Net revenues | $ 51,934 | $ 60,650 | $ 81,094 | $ 255,208 | $ 344,142 |
| Cost of revenues | 34,356 | 45,807 | 51,588 | 173,974 | 230,249 |
| **Gross profit** | **17,578** | **14,843** | **29,506** | **81,234** | **113,893** |
| **Operating expenses:** | | | | | |
| Research and development | 12,788 | 12,931 | 15,953 | 56,573 | 68,179 |
| Selling, marketing and administrative | 14,892 | 15,346 | 16,619 | 61,325 | 72,376 |
| Amortization of acquisition-related intangible assets | 1,470 | 1,470 | 1,689 | 5,996 | 9,234 |
| Restructuring charges | -- | (385) | 7,325 | 3,711 | 10,430 |
| Goodwill impairment | -- | -- | -- | -- | 90,602 |
| Other charges | 758 | -- | 10,131 | 14,700 | 11,603 |
| **Total operating expenses** | **29,908** | **29,362** | **51,717** | **142,305** | **262,424** |
| **Loss from continuing operations** | **(12,330)** | **(14,519)** | **(22,211)** | **(61,071)** | **(148,531)** |
| Interest and other income | 7,290 | 6,600 | 5,011 | 25,618 | 17,621 |
| Interest expense | (856) | (790) | (716) | (3,405) | (3,314) |
| Loss from continuing operations before income taxes | (5,896) | (8,709) | (17,916) | (38,858) | (134,224) |
| Provision for (benefit from) income taxes | (1,732) | (13,786) | (2,104) | (63,704) | 1,608 |
| **Income (loss) from continuing operations** | **(4,164)** | **5,077** | **(15,812)** | **24,846** | **(135,832)** |
| **Discontinued operations:** | | | | | |
| Loss from discontinued operations, net of taxes | (678) | -- | (864) | (546) | (22,410) |
| Income from disposal of discontinued operations, net of taxes | 1,512 | 1,301 | 13,284 | 6,543 | 9,810 |
| **Income (loss) from discontinued operations** | **834** | **1,301** | **12,420** | **5,997** | **(12,600)** |
| **Net income (loss)** | **$ (3,330)** | **$ 6,378** | **$ (3,392)** | **$ 30,843** | **$ (148,432)** |
| Income (loss) per common share: | | | | | |
| Basic | | | | | |
| Continuing operations | $ (0.04) | $ 0.04 | $ (0.14) | $ 0.21 | $ (1.20) |
| Discontinued operations | $ 0.01 | $ 0.01 | $ 0.11 | $ 0.05 | $ (0.11) |
| Net income (loss) | $ (0.03) | $ 0.05 | $ (0.03) | $ 0.26 | $ (1.31) |
| Diluted | | | | | |
| Continuing operations | $ (0.04) | $ 0.04 | $ (0.14) | $ 0.20 | $ (1.20) |
| Discontinued operations | $ 0.01 | $ 0.01 | $ 0.11 | $ 0.04 | $ (0.11) |
| Net income (loss) | $ (0.03) | $ 0.05 | $ (0.03) | $ 0.25 | $ (1.31) |
| Shares used in computing income (loss) per share: | | | | | |
| Basic | 117,516 | 116,959 | 114,678 | 116,602 | 113,405 |
| Diluted | 117,516 | 137,330 | 114,678 | 136,690 | 113,405 |

To supplement its condensed consolidated financial statements in accordance with generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude certain expenses, gains and losses.  The Company believes that the use of non-GAAP financial measures provides useful information to investors to gain an overall understanding of its current financial performance and its prospects for the future.  Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that the Company believes are not indicative of its core operating results.  In addition, non-GAAP financial measures are used by management for budgeting and forecasting as well as subsequently measuring the Company's performance, and the Company believes that it is providing investors with financial measures that most closely align to its internal measurement processes. The Company also believes, based on feedback provided to the Company during its earnings calls' Q&A sessions and discussions with the investment community, that the non-GAAP financial measures it provides are necessary to allow the investment community to construct their valuation models to better align its results and projections with its competitors and market sector, as there is significant variability and unpredictability across companies with respect to certain expenses, gains and losses.

The non-GAAP financial information is presented using consistent methodology from quarter-to-quarter and year-to-year. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The non-GAAP financial measures presented by the Company may be different than the non-GAAP financial measures presented by other companies.  In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP financial measures.

The Company excludes the following expenses, gains and losses from its non-GAAP financial measures, when applicable:

***Stock-based compensation expense, including deferred compensation expense:*** Stock-based compensation expense consists of expenses recorded under SFAS 123(R), "*Share-Based Payment,*" in connection with stock awards such as stock options, restricted stock awards and restricted stock units granted under the Company's equity incentive plans and shares issued pursuant to the Company's employee stock purchase plan. Deferred compensation expense consists of expenses related to stock options assumed by the Company in connection with acquisitions that it completed prior to its adoption of SFAS 123(R) in the first quarter of fiscal 2007. The Company excludes stock-based compensation expense, including deferred compensation expense, from non-GAAP financial measures because it is a non-cash measurement that does not reflect the Company's ongoing business and because the Company believes that investors want to understand the impact on the Company of the adoption of SFAS 123(R); the Company believes that the provision of non-GAAP information that excludes stock-based compensation improves the ability of investors to compare its period-over-period operating results, as there is significant variability and unpredictability across companies with respect to this expense.

***Management incentive program:*** The Company excludes expenses associated with the management incentive program, which were limited cash payments made to selected members of management of an acquired company, as these payments were instituted as a component of the acquisition process and do not reflect the Company's ongoing business.

***Amortization of acquisition-related intangible assets:*** Amortization of acquisition-related intangible assets primarily relate to core and existing technologies, patents, trade name and customer relationships that were acquired from prior acquisitions. The Company excludes the amortization of acquisition-related intangible assets because it does not reflect the Company's ongoing business and it does not have a direct correlation to the operation of the Company's business. In addition, in accordance with GAAP, the Company generally recognizes expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, the Company generally capitalizes the cost of acquired intangible assets and recognizes that cost as an expense over the useful lives of the assets acquired (other than goodwill, which is not amortized, and acquired in-process technology, which is expensed immediately, as required under GAAP). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, the Company believes it is useful to provide, as a supplement to its GAAP operating results, a non-GAAP financial measure that excludes the amortization of acquired intangibles in order to enhance the period-over-period comparison of its operating results, as there is significant variability and unpredictability across companies with respect to this expense.

***Restructuring and other charges, including impairment of goodwill:*** Restructuring charges primarily relate to activities engaged in by the Company's management to simplify its infrastructure. Other charges primarily relate to the impairment of acquisition-related intangible assets from prior acquisitions and long-lived assets from the sale of the Company's Singapore manufacturing assets, buildings and improvements, and inventory, and a write-down of a minority investment. Restructuring and other charges, including impairment of goodwill, are excluded from non-GAAP financial measures because they are not considered core operating activities and the occurrence of such costs is infrequent. Although the Company has engaged in various restructuring activities over the past several years, each has been a discrete, extraordinary event based on a unique set of business objectives. The Company does not engage in restructuring activities on a regular basis or in the ordinary course of business. As such, the Company believes it is appropriate to exclude restructuring charges from its non-GAAP financial measures, as it enhances the ability of investors to compare the Company's period-over-period operating results. In addition, the Company excludes other charges, including the impairment of goodwill, from non-GAAP financial measures because they are a non-cash measurement that does not reflect the Company's ongoing business.

***Loss on 3% convertible notes:*** The loss on the Company's 3% convertible notes relates to repurchases of these notes in the open market. This is excluded from non-GAAP financial measures because the occurrence of such costs are infrequent, which would affect the ability of investors to compare the Company's period-over-period operating results, and because the Company does not believe that this activity is reflective of gains and losses customarily incurred in the management of its cash resources.

***Income taxes:*** Incremental income taxes associated with certain non-GAAP items.

**Adaptec, Inc.**
**Reconciliation of GAAP to Non-GAAP Operating Results**
(unaudited)

| | Three-Month Period Ended | | | Twelve-Month Period Ended | |
|---|---|---|---|---|---|
| | March 31, 2007 | December 31, 2006 | March 31, 2006 | March 31, 2007 | March 31, 2006 |
| **GAAP income (loss) from continuing operations** | **(4,164)** | **5,077** | **(15,812)** | **24,846** | **(135,832)** |
| Stock-based compensation expense | 1,667 | 2,240 | -- | 8,473 | -- |
| Deferred compensation expense | -- | -- | 97 | -- | 1,249 |
| Management incentive program | -- | -- | 481 | 799 | 3,789 |
| Amortization of acquisition-related intangible assets | 1,470 | 1,470 | 1,689 | 5,996 | 9,234 |
| Restructuring charges | -- | (385) | 7,325 | 3,711 | 10,430 |
| Goodwill impairment | -- | -- | -- | -- | 90,602 |
| Other charges | 758 | -- | 10,131 | 14,700 | 11,603 |
| Loss (gain) on 3% convertible notes | -- | -- | (22) | -- | 79 |
| Provision for (benefit from) income taxes | (2,408) | (13,503) | 160 | (64,422) | (201) |
| **Non-GAAP income (loss) from continuing operations** | **(2,677)** | **(5,101)** | **4,049** | **(5,897)** | **(9,047)** |
| | | | | | |
| Shares used in computing income (loss) per share: | | | | | |
| **Basic - GAAP and Non-GAAP** | **117,516** | **116,959** | **114,678** | **116,602** | **113,405** |
| | | | | | |
| **Diluted - GAAP** | **117,516** | **137,330** | **114,678** | **136,690** | **113,405** |
| Employee options | -- | (1,147) | 2,991 | (864) | -- |
| 3/4% convertible notes | -- | (19,224) | 19,224 | (19,224) | -- |
| **Diluted - Non-GAAP** | **117,516** | **116,959** | **136,893** | **116,602** | **113,405** |

# Adaptec, Inc.
## Summary Balance Sheet and Cash Flow Data
(unaudited)

| Balance Sheet Data | | As of | | |
| --- | --- | --- | --- | --- |
| | | March 31, 2007 | December 31, 2006 | March 31, 2006 |
| | | (in thousands) | | |
| Cash, cash equivalents and marketable securities | $ | 572,423 | $ 572,488 | $ 556,552 |
| Accounts receivable, net | | 34,127 | 35,318 | 47,876 |
| Inventories | | 28,717 | 30,634 | 28,259 |
| Other intangible assets | | 7,011 | 10,059 | 32,524 |
| Other assets | | 73,124 | 84,871 | 72,188 |
| Total assets | $ | 715,402 | $ 733,370 | $ 737,399 |
| | | | | |
| Current liabilities | $ | 65,235 | $ 84,699 | $ 138,605 |
| Convertible notes and other long-term obligations | | 228,009 | 227,990 | 229,349 |
| Stockholders' equity | | 422,158 | 420,681 | 369,445 |
| Total liabilities and stockholders' equity | $ | 715,402 | $ 733,370 | $ 737,399 |

| Cash Flow Data | | Three-Month Period Ended | | |
| --- | --- | --- | --- | --- |
| | | March 31, 2007 | December 31, 2006 | March 31, 2006 |
| | | (in thousands) | | |
| Net income (loss) | $ | (3,330) | $ 6,378 | $ (3,392) |
| Less: Income from discontinued operations | | 834 | 1,301 | 12,420 |
| Income (loss) from continuing operations | | (4,164) | 5,077 | (15,812) |
| Adjustments to reconcile income (loss) from continuing operations | | | | |
| to net cash provided by (used for) operations: | | | | |
| Non-cash P&L items: | | | | |
| Non-cash charges associated with other charges | | 922 | -- | -- |
| Loss on sale of long-lived assets | | -- | -- | 107 |
| Impairment of long-lived assets | | -- | -- | 10,024 |
| Non-cash effect of tax settlement | | (2,111) | (12,877) | -- |
| Stock-based compensation | | 1,667 | 2,240 | 127 |
| Gain on repurchase of 3% convertibles notes | | -- | -- | (22) |
| Depreciation and amortization | | 4,070 | 3,957 | 5,113 |
| Inventory-related charges | | 2,378 | 7,788 | 1,057 |
| Other items | | 118 | (33) | 889 |
| Changes in assets and liabilities | | 2,479 | 5,728 | (17,675) |
| Net cash provided by (used for) operating activities of continuing operations | | 5,359 | 11,880 | (16,192) |
| Net cash provided by operating activities of discontinued operations | | 2,778 | 1,897 | 660 |
| Net cash provided by (used for) operating activities | $ | 8,137 | $ 13,777 | $ (15,532) |
| | | | | |
| Other significant cash flow activities: | | | | |
| Proceeds from issuance of common stock | | 1,862 | 1,304 | 6,059 |
| Proceeds from sale of business | | -- | -- | 35,490 |
| Repurchase of 3% convertible notes | | (10,637) | -- | (1,321) |